Filed pursuant to Rule 253(g)(2)

File No. 024-10810

EMERALD HEALTH PHARMACEUTICALS INC.

FINAL OFFERING CIRCULAR SUPPLEMENT NO. 2

to the Offering Circular qualified on June 7, 2019

 Dated: July 29, 2019

This offering circular supplement no. 2 (this “Supplement”) relates to the offering circular of Emerald Health Pharmaceuticals Inc., filed on May 30, 2019 as qualified by the Securities and Exchange Commission on June 7, 2019, as supplemented on June 27, 2019 (the “Offering Circular”). The purpose of this Supplement is to provide updated disclosure on our Offering Circular cover page, the Plan of Distribution, the Use of Proceeds and the Procedures for Subscribing, in connection with our retention of Dalmore Group, LLC, a broker-dealer registered with the SEC and a member of FINRA (Dalmore) and its compensation.

 The cover page of the Offering Circular is modified to include in the below tabular format the Dalmore commissions and fees and adjustments to offering proceeds.

	Price to Public	Commissions (2)	Proceeds to Company (3)	Proceeds to Other Persons
Per Share (1)	$6.00	$0.06	$5.94	None
Maximum Offering (4)	$37,300,820	$401,008	$36,899,812	None

(1)	The per share price has increased from $5.00 to $6.00 for the remaining 6,216,803 Shares being offered.

(2)	The Company has entered into a Broker-Dealer Agreement with Dalmore Group, LLC, member FINRA/SIPC (Dalmore), to perform administrative services in connection with this Offering, but not for underwriting or placement agent services and paid Dalmore $28,000 in one-time set up fees, consisting of a $20,000 agreement fee and $8,000 for fees paid to FINRA, as well as a 1% commission on sales of Shares, commencing with sales following regulatory approval. Effective July 29, 2019, the proceeds received in this Offering will be deposited into an escrow account (the “Escrowed Funds”) pursuant to our Escrow Services Agreement with Prime Trust, LLC, dated July 26, 2019. The Escrowed Funds will be distributed to the Company and the offered Shares will be issued to the investors. The Company has no obligation to refund subscriptions. (See “Plan of Distribution.”)

(3)	The amounts shown are before deducting offering costs to us of $485,000, which include legal, accounting, filing fees, marketing, selling and other costs incurred in the Offering. (See “Use of Proceeds” and “Plan of Distribution.”)

(4)	The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Shares are only issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to waive the minimum investment. As of the date of this Offering Circular, we have received gross proceeds of $12,699,180 from shares of Common Stock sold under this Offering.

USE OF PROCEEDS

This Supplement revises the Use of Proceeds text and tabular presentation set forth below to disclose and account for items of value received or to be received by Dalmore in connection with this Offering.

If the Maximum Offering is sold, the maximum gross proceeds from the sale of our Shares will be $50,000,000. As of the date of this Offering Circular, $12,699,180 has been raised under this Offering. The net proceeds from the total Maximum Offering are expected to be approximately $49,113,992, after the payment of selling commissions and offering costs, including legal and accounting costs, filing fees, marketing and selling expenses. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ. We expect from time to time to evaluate the acquisition of businesses, intellectual property, products and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. The following table represents management’s best estimate of the uses of the net proceeds received from the sale of the Shares assuming the sale of, respectively, 100%, 75%, 50% and 25% of Shares offered for sale in this Offering.

Percentage of Offering Sold

	100%	75%	50%	25%
Clinical studies	$34,379,794	$25,699,971	$17,020,147	$8,340,324
Research and development	$3,929,119	$2,937,140	$1,945,160	$953,180
General and administrative (1)	$10,404,071	$7,776,377	$5,148,685	$2,520,992
Selling commissions and fees (2)	$401,008	$300,756	$200,504	$100,252
TOTAL	$49,113,992	$36,714,244	$24,314,496	$11,914,748

(1)	General and administrative expenses include estimated offering costs of $485,000.

(2)	Consists of selling commissions of 1% on sales of Shares plus one-time set up fees consisting of a $20,000 broker-dealer agreement fee and $8,000 of FINRA filing fees.

PLAN OF DISTRIBUTION & SELLING SECURITYHOLDERS

This Supplement revises the Plan of Distribution paragraph set forth below to disclose items of value received or to be received by Dalmore in connection with this Offering.

Effective July 29, 2019, the proceeds received in this Offering will be deposited into an escrow account (the “Escrowed Funds”) pursuant to our Escrow Services Agreement with Prime Trust, LLC. The Escrowed Funds will be distributed to the Company and the offered Shares will be issued to the investors. The Company has no obligation to refund subscriptions. The Company has engaged Dalmore, a broker-dealer registered with the SEC and a member of FINRA, to perform administrative, compliance and placement agent related functions in connection with this Offering including the review of investor information, including KYC (Know Your Customer) data, AML (Anti-Money Laundering) and other compliance checks, and review of subscription agreements and investor information. We have agreed to pay Dalmore a 1.0% commission on the sale of Shares, commencing with sales following regulatory approval. In addition, we paid Dalmore $28,000 in one-time set up fees, consisting of a $20,000 agreement fee and $8,000 for fees paid to FINRA.

Procedures for Subscribing

This Supplement revises the Procedures for Subscribing to provide for our Escrow Services Agreement procedures.

If you decide to subscribe for our Common Stock shares in this Offering, you should:

1.	Electronically receive, review and execute a Subscription Agreement; and

2.	Transmit Subscription Agreement, data and subscription amounts directly to the Company’s escrow account held for the benefit of Subscribers in accordance with the terms of an Escrow Services Agreement with Prime Trust, LLC, via bank wire transfer or electronic funds transfer or via check made payable to “Prime Trust, LLC as Escrow Agent for Investors in Emerald Health Pharmaceuticals - Regulation A+ Common Stock Offering.”